UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 5, 2008
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by
Regulation S-TRule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange
Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):

N/A.

        Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant on, and dated, November 5, 2008, and entitled “Nova Announces 2008 Third Quarter Results”.

        This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491); and November 5, 2007 (File No. 333-147140) and into Nova Measuring Instruments Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834).

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: November 5, 2008

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES 2008 THIRD QUARTER RESULTS

Rehovot, Israel – November 5, 2008 – Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2008 third quarter financial results.

Highlights for the Third Quarter of 2008

—	Total revenues of $8.8 million

—	Gross margin of 24%, including inventory write-off of $0.9 million

—	Non-GAAP net loss of $1.7 million, or $0.09 per share; GAAP net loss of $2.6 million, or $0.14 per share

—	Progress with Stand Alone Optical CD, including final acceptance at an additional Fab of a major foundry in the Asia Pacific region plus a repeat order from the same foundry, as well as placement of additional evaluation system in Japan

—	A cost reduction initiative which will reduce operational expenses by approximately $5 million in 2009

—	Strong cash reserves position with $20.7 million on hand

2008 Third Quarter Results

Total revenues for the third quarter of 2008 were $8.8 million, a decrease of 36% relative to the third quarter of 2007, and a decrease of 20% relative to the second quarter of 2008.

Gross margin for the third quarter of 2008 was 24%, compared with 38% in the third quarter of 2007, and compared with 39% in the second quarter of 2008. Gross margins declined in the third quarter of 2008 mainly due to a $0.9 million inventory write-off related to anticipated lower demand for older generation products. Excluding this write-off, gross margins in the third quarter of 2008 were 34%, reflecting the decline in product revenues. Within the services portion of the business, gross margin improved in the third quarter of 2008.

Operating expenses in the third quarter of 2008 were $4.7 million, compared with $9.2 million in the third quarter of 2007, and $5.7 million in the second quarter of 2008. Operating expenses for the third quarter of 2007 and for the second quarter of 2008 included non-cash one-time impairment charges related to the Hypernex acquisition, of $3.8 million and $0.6 million, respectively.

On a GAAP basis, the company reported $2.6 million net loss in the third quarter of 2008, or $0.14 per share, as compared to a net loss of $3.7 million, or $0.19 per share, for the third quarter of 2007, and net loss of $1.3 million, or $0.07 per share, for the second quarter of 2008.

On a non-GAAP basis, which excludes stock-based compensation, amortization of intangibles, impairment charges and inventory write-off, the company reported net loss of $1.7 million, or $0.09 per share, for the third quarter of 2008. This compares with a non-GAAP net income of $0.8 million, or $0.04 per diluted share, in the third quarter of 2007, and a non-GAAP net loss of $0.5 million, or $0.02 per share, for the second quarter of 2008.

During the quarter, the company used $2.3 million in cash for operating activities. Total cash reserves at the end of the third quarter of 2008 were $18.5 million.

Subsequent to the quarter end, the company announced full recovery of its Auction Rate Securities investments, increasing its available cash reserves to $20.7 million at the end of the third quarter of 2008. In addition, the company has implemented a cost reduction plan which included a reduction in force in all regions, and which is expected to reduce operational expenses by approximately $5 million in year 2009. The company reported that the reduction in force included all parts of the organization except research and development, in which the company will continue to aggressively invest in order to increase its competitive advantage.

Management Comments

“The impact of the global economic crisis on our industry and on the company is significant, and in recent quarters we have taken necessary measures in order to realign our operational run rate to this environment. The effectiveness of these ongoing efforts is evident in our strong cash position, which enables us to be selectively aggressive in executing our business goals,” said Gabi Seligsohn, President and CEO of Nova. “While further reducing our costs in most parts of the organization, we have decided to maintain the pace of our new and existing product development plans, and we are confident that our continued successful penetrations with the Stand Alone OCD tools, lay the foundation for increased market share and improving gross margins once demand improves.”

The Company will host a conference call today, November 5, 2008, at 9:00am ET. To participate, please dial in the US: 1-888-281-1167; or internationally: +972 3 918 0650. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call.

In addition, the conference call will also be webcast live from a link on Nova’s website at www.nova.co.il.

This press release provides financial measures that exclude non-cash charges for inventory write-off, stock-based compensation, impairment charges and amortization of intangible assets and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova’s performance because they reflect our operational results and enhances management’s and investors’ ability to evaluate Nova’s performance before charges considered by management to be outside Nova’s ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to: our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; anticipated consequences of the global economic crisis and risks related to our operations in Israel.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 28, 2008, as amended.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of September 30,	As of December 31,
	2008	2007

CURRENT ASSETS
Cash and cash equivalents	8,521	15,324
Short-term interest-bearing bank deposits	118	--
Short-term investments	8,577	--
Held to maturity securities	--	2,251
Trade accounts receivable	5,248	9,146
Inventories	7,621	8,524
Other current assets	1,570	1,703

	31,655	36,948

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	602	2,245
Long-term investments	642	1,562
Held to maturity securities	--	1,489
Other Long-term assets	155	169
Severance pay funds	2,708	2,488

	4,107	7,953

FIXED ASSETS, NET	3,081	3,484

Total assets	38,843	48,385

CURRENT LIABILITIES
Trade accounts payable	3,921	7,482
Deferred income	2,355	1,496
Other current liabilities	4,481	7,310

	10,757	16,288

LONG-TERM LIABILITIES
Liability for employee severance pay	3,766	3,561
Deferred income	1,121	901
Other long-term liability	51	51

	4,938	4,513

SHAREHOLDERS' EQUITY	23,148	27,584

Total liabilities and shareholders' equity	38,843	48,385

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2008	2008	2007

REVENUES
Product sales	5,535	7,496	10,202
Services	3,305	3,594	2,924
IP Licensing	--	--	766

	8,840	11,090	13,892

COST OF REVENUES
Product sales	2,872	3,524	5,558
Inventory write-off	850	--	303
Services	2,956	3,250	2,695

	6,678	6,774	8,556

GROSS PROFIT	2,162	4,316	5,336

OPERATING EXPENSES
Research & Development expenses, net	2,301	2,177	2,197
Sales & Marketing expenses	1,631	2,042	2,553
General & Administration expenses	760	797	615
Impairment loss on equipment and intangibles related to
Hypernex assets and liabilities acquisition	--	633	3,831

	4,692	5,649	9,196

OPERATING LOSS	(2,530)	(1,333)	(3,860)

INTEREST INCOME (EXPENSES), NET	(94)	66	190

NET LOSS FOR THE PERIOD	(2,624)	(1,267)	(3,670)

Basic and diluted net loss per share	(0.14)	(0.07)	(0.19)

Shares used for calculation of loss per share	19,378	19,378	19,026

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Nine months ended
	September 30, 2008	September 30, 2007

REVENUES
Product sales	22,645	32,773
Services	10,096	8,530
IP licensing	--	766

	32,741	42,069

COST OF REVENUES
Product sales	10,884	15,948
Inventory write-off	850	303
Services	9,363	7,908

	21,097	24,159

GROSS PROFIT	11,644	17,910

OPERATING EXPENSES
Research & Development expenses, net	6,383	6,733
Sales & Marketing expenses	6,113	7,279
General & Administration expenses	2,461	3,886
Impairment loss on equipment and intangibles related to Hypernex
assets and liabilities acquisition	633	3,831

	15,590	21,729

OPERATING LOSS	(3,946)	(3,819)

INTEREST INCOME, NET	96	579

NET LOSS FOR THE PERIOD	(3,850)	(3,240)

Basic and diluted net loss per share	(0.20)	(0.18)

Shares used for calculation of net loss per share	19,366	18,390

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	September 30,	June 30,	September 30,
	2008	2008	2007

CASH FLOW - OPERATING ACTIVITIES

Net loss for the period	(2,624)	(1,267)	(3,670)
Adjustments to reconcile net loss to net cash
used in operating activities:

Depreciation and amortization	323	316	484
Amortization of deferred stock-based compensation	123	155	246
Increase (decrease) in liability for employee termination benefits, net	(33)	68	32
Impairment loss on equipment and intangibles	--	633	3,918
Net recognized losses (gains) on investments	4	2	(8)
Decrease (increase) in trade accounts receivables	(208)	3,331	(1,526)
Decrease in inventories	1,703	228	855
Decrease in other current and long term assets	314	758	378
Increase (decrease) in trade accounts payables and other long term liabilities	(494)	(2,415)	223
Increase (decrease) in current liabilities	(1,918)	(974)	4,664
Increase (decrease) in short and long term deferred income	526	722	(4,997)

Net cash from (used in) operating activities	(2,284)	1,557	599

CASH FLOW - INVESTMENT ACTIVITIES

Decrease (Increase) in short-term interest-bearing bank deposits	(46)	(72)	117
Decrease (Increase) in short-term and long-term investments	(4,243)	--	4,249
Investment in short term held to maturity securities	--	(9,654)	(491)
Investment in long-term held to maturity securities	--	--	(34)
Proceeds from held to maturity securities	1,506	11,068	490
Proceeds from long-term interest-bearing bank deposits	9	696	--
Additions to fixed assets	(165)	(183)	(569)

Net cash from (used in) investment activities	(2,939)	1,855	3,762

CASH FLOW - FINANCING ACTIVITIES

Shares issued under employee share-based plans	--	--	89

Net cash from financing activities	--	--	89

Increase (decrease) in cash and cash equivalents	(5,223)	3,412	4,450
Cash and cash equivalents - beginning of period	13,744	10,332	6,254

Cash and cash equivalents - end of period	8,521	13,744	10,704

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Nine months ended
	September 30,	September 30,
	2008	2007

CASH FLOW - OPERATING ACTIVITIES

Net loss for the period	(3,850)	(3,240)
Adjustments to reconcile net loss to net cash
used in operating activities:

Depreciation and amortization	1,005	1,376
Amortization of deferred stock-based compensation	442	769
Increase in liability for employee termination benefits, net	94	103
Impairment loss on equipment and intangibles	633	3,918

Net recognized losses (gains) on investments	17	(4)
Decrease (increase) in trade accounts receivables	3,898	(3)
Decrease in inventories	571	57
Decrease in other current and long term assets	207	449
Decrease in trade accounts payables and other long term liabilities	(3,561)	(1,107)
Decrease in current liabilities	(3,117)	(85)
Increase (decrease) in short and long term deferred income	1,079	(1,676)

Net cash from (used in) operating activities	(2,582)	557

CASH FLOW - INVESTMENT ACTIVITIES

Decrease (Increase) in short-term interest-bearing bank deposits	(118)	466
Increase in short-term and long-term investments	(8,554)	(528)
Investment in short term held to maturity securities	--	(491)
Investment in long term held to maturity securities	--	(1,491)
Proceeds from held to maturity securities	3,700	2,305
Proceeds from long-term interest-bearing bank deposits	1,643	971
Additions to fixed assets	(904)	(819)

Net cash from (used in) investment activities	(4,233)	413

CASH FLOW - FINANCING ACTIVITIES

Shares issued in private placement	--	4,982
Shares issued under employee share-based plans	12	576

Net cash from financing activities	12	5,558

Increase (decrease) in cash and cash equivalents	(6,803)	6,528
Cash and cash equivalents - beginning of period	15,324	4,176

Cash and cash equivalents - end of period	8,521	10,704

NOVA MEASURING INSTRUMENTS LTD.
DISCLOSURE OF NON-GAAP NET INCOME (LOSS)
(U.S. dollars in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2008	2008	2007

GAAP Net loss for the quarter	(2,624)	(1,267)	(3,670)

Non-GAAP Adjustments:
Amortization of intangible assets	--	--	110
Stock based compensation expenses	123	155	246
Inventory write-off	850	--	303
Impairment loss on equipment and intangibles related
to Hypernex assets and liabilities acquisition	--	633	3,831

Non-GAAP Net income (loss) for the quarter	(1,651)	(479)	820

Non-GAAP net income (loss) per share:
Basic	(0.09)	(0.02)	0.04

Diluted	(0.09)	(0.02)	0.04

Shares used for calculation of non-GAAP net income
(loss) per share:
Basic	19,378	19,378	19,026

Diluted	19,378	19,378	19,632

	Nine months ended
	September 30,	September 30,
	2008	2007

GAAP Net loss for the quarter	(3,850)	(3,240)

Non-GAAP Adjustments:
Stock based compensation expenses	442	769
Amortization of intangible assets	--	326
Inventory write-off	850	303
Impairment loss on equipment and intangibles related to Hypernex assets and
liabilities acquisition	633	3,831

Non-GAAP Net income (loss) for the quarter	(1,925)	1,989

Non-GAAP net income (loss) per share:
Basic	(0.10)	0.10

Diluted	(0.10)	0.10

Shares used for calculation of non-GAAP net income (loss) per share:
Basic	19,366	18,390

Diluted	19,366	19,068